Exhibit 2.3

Note:	This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

April 14, 2026

Company name:	SFP Holdings Co., Ltd.
Representative:	Makoto Sato, Representative Director and President (Securities code: 3198; Tokyo Stock Exchange Prime Market)
Inquiries:	Akihiro Kimura, Managing Director
(Telephone: +81-3-5491-5869)

February 2026 Notice on differences between the projected and actual results for the full year

As there were differences between the consolidated results forecast for the fiscal year ending February 2026 (March 1, 2025 to February 28, 2026) announced on April 14, 2025 and the actual results announced today, we hereby notify the following:

1.	Differences between the fiscal year ending February 1.2026 and the actual results

(March 1, 2025 to February 28, 2026)

	Net sales	Operating profit	Ordinary profit	Profit attributable to owners of parent	Basic earnings per share
Previously announced forecasts (A) (Announced April 14, 2025)	Million yen 32,500	Million yen 2,500	Million yen 2,600	Million yen 1,700	Yen 74.56
Actual Value (B)	31,119	1,706	1,836	1,085	47.60
Change (B-A)	(1,381)	(794)	(764)	(615)	(26.96)
Change (%)	(4.2)	(31.8)	(29.4)	(36.2)	(36.16)
(Reference) Actual results for previous fiscal year (FY ended February 28, 2025)	30,389	2,186	2,281	1,485	65.15

2.	Reasons for the difference

In terms of net sales, although we secured a 102.4% year-on-year increase in sales on a consolidated basis as a whole due to steady new store openings based on the initial plan, the growth in customer numbers at existing stores remained below the previously announced forecast, centered on our mainstay ISOMARU SUISAN store format. In terms of profits, the Group worked to gradually revise its menus and optimize pricing amid continuing rises in raw material and utility costs. However, as a result of the impact of these cost increases, the cost of sales ratio rose approximately 1 percentage point year on year, and both operating income and ordinary income fell short of the previously announced forecasts.

With regard to net income attributable to owners of the parent, in addition to the aforementioned decline in revenues, the Company changed its accounting auditor from this fiscal year, and as a result of a more conservative review of the criteria for determining impairment of store fixed assets, the Company recorded impairment losses at some stores and other locations where it was determined that it would take time to recover earnings in the future. As a result, the results were lower than the previously announced forecast.